

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2021

Henry Ji, Ph.D.
Chief Executive Officer
Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, CA 92121

>   **Re: Sorrento Therapeutics, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed on February 26, 2021**
>   **File No. 333-253646**

Dear Dr. Ji:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3 Filed on February 26, 2021

Cover page

1. Describe the recent price volatility in your stock and briefly disclose any known risks of investing in your stock under these circumstances.

2. Add, for comparison purposes, disclosure of the market price of your common stock prior to the recent price volatility in your stock. For example, disclose the price at which your stock was trading 18 days prior to your filing.

3. Describe any recent change in your financial condition or results of operations, such as your earnings, revenues or other measure of company value that is consistent with the recent change in your stock price. If no such change to your financial condition or results of operations exists, disclose that fact. For additional guidance, please refer to Division of

Corporation Finance's guidance available at: https://www.sec.gov/corpfin/sample-letter-securities-offerings-during-extreme-price-volatility.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kasey Robinson at (202) 551-5880 or Joe McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jeffrey Hartlin